Mail Stop 3561

March 23, 2007

Mr. Gerald L. Storch
Chairman and Chief Executive Officer
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

       Re: **Toys "R" Us, Inc.**
                 Form 10-K for the Fiscal Year Ended January 28, 2006
                 Filed April 28, 2006
                 File No. 1-11609

Dear Mr. Storch:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                   Sincerely,

                                   William Choi
                                   Accounting Branch Chief